UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                                WORLDSPACE, INC.
                                ----------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
                      ------------------------------------
                         (Title of Class of Securities)

                                    981579105
                                   -----------
                                 (CUSIP Number)

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               Mr. Roger B. Peikin
                      Aletheia Research & Management, Inc.
                       100 Wilshire Boulevard, Suite 1960
                             Santa Monica, CA 90401
                                 (310)-899-0800

                                February 5, 2008
                                ----------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box |_|.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

CUSIP No.981579105                                       Page 2 of 8 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Aletheia Research & Management, Inc., IRS No. -95-4647814
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    14,556,514 shares of Class A Common Stock
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           14,556,514 shares of Class A Common Stock
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,556,514 shares of Class A Common Stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.27%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------

Item 1.     Security and Issuer.
------      -------------------

            This statement relates to the Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), of Worldspace, Inc., a Delaware corporation (the "Issuer"). The Issuer maintains its principal executive office at 8515 Georgia Avenue, Silver Spring, MD 20910.

Item 2.     Identity and Background.
------      -----------------------

            (a) This statement is filed by Aletheia Research & Management, Inc., a California corporation, ("Aletheia"), with respect to shares of the Issuer's Common Stock held by managed accounts over which Aletheia has discretionary authority and through partnerships with respect to which Aletheia serves as general partner.

            (b) Aletheia filed an initial Schedule 13D for an event of February 27, 2007 (the "Initial Schedule"), an Amendment No. 1 for an event of June 13, 2007, an Amendment No. 2 for an event of July 27, 2007, an Amendment No. 3 for an event of October 4, 2007 and an Amendment No. 4 for an event of December 7, 2007 (the "Previous Amendments"). Except to the extent set forth in this Amendment, the information in the Initial Schedule and the Previous Amendments remains unchanged.

Item 3.     Source and Amount of Funds or Other Consideration.
------      -------------------------------------------------

            Aletheia  owns  14,556,514  shares of the  Issuer's  Common Stock on behalf of managed accounts and partnerships with respect to which Aletheia serves as general partner. Such managed accounts and partnerships have collectively paid $58,175,616 from their personal funds or working capital for such shares.

Item 5.     Interest in Securities of the Issuer.
------      ------------------------------------

            (a) The number of shares of the Issuer's Common Stock and the percentage of the outstanding shares (based upon 42,473,129 shares of Common Stock outstanding as of November 7, 2007, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007) directly or indirectly beneficially owned by the Reporting Person is as follows:

                                                        Percentage of
Name                     Number of Shares             Outstanding Shares
----                     ----------------             ------------------
Aletheia                    14,556,514                    34.27%

            (b) Aletheia has sole power to vote and sole power to dispose or to direct the disposition of 14,556,514 shares of the Issuer's Common Stock.

            (c) See Appendix 1 annexed hereto.

                                   Signatures

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   February 11, 2008


                                            ALETHEIA RESEARCH & MANAGEMENT, INC.


                                               By:  /s/ Roger B. Peikin
                                                    --------------------------
                                                     Roger B. Peikin,
                                                     Executive Vice President

                                   APPENDIX 1

                           TRANSACTIONS IN WORLDSPACE, INC.
                                     COMMON STOCK
                      MOST RECENT 60 DAYS SINCE LAST FILING DATE

-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
                                                                                   TOTAL
                                                             AVG.       AVG.      COST OR
                                PURCHASE     NO. OF         SALES     PURCHASE     SALES
ACCOUNT TYPE   TRADE DATE       OR SALE      SHARES         PRICE      PRICE       PRICE
-----------------------------------------------------------------------------------------
1. Aletheia Insider Index, L.P. and Aletheia Insider Index II, L.P.
               12/10/07
                                SALE           (10,000)      2.50               $  25,009
               12/10/07 Total                  (10,000)      2.50                  25,009
               12/31/07
                                SALE           (46,499)      1.76                  82,306
               12/31/07 Total                  (46,499)      1.76                  82,306
               1/31/08
                                PURCHASE        37,067                    1.51     56,145
               1/31/08 Total                    37,067                    1.51     56,145
-----------------------------------------------------------------------------------------
Insider Total                                  (19,432)      2.01         1.51  $ 163,460
=========================================================================================

2. Managed Accounts
               12/10/07
                                PURCHASE        27,350                    2.34  $  69,663
                                SALE           (21,535)      2.20                  52,200
               12/10/07 Total                    5,815       2.20         2.34    121,863
               12/11/07
                                PURCHASE         8,572                    2.63     23,133
                                SALE            (5,665)      2.56                  14,376
               12/11/07 Total                    2,907       2.56         2.63     37,509
               12/12/07
                                PURCHASE         1,150                    2.48      2,869
                                SALE            (1,255)      2.47                   3,236
               12/12/07 Total                    (105)       2.47         2.48      6,105
               12/13/07
                                PURCHASE         2,475                    2.29      5,659
                                SALE              (260)      2.30                     594
               12/13/07 Total                    2,215       2.30         2.29      6,253
               12/14/07
                                PURCHASE         7,020                    2.16     15,199
                                SALE            (7,868)      1.88                  16,915
               12/14/07 Total                    (848)       1.88         2.16     32,114
               12/17/07
                                PURCHASE         9,755                    1.97     19,633
                                SALE            (8,665)      1.93                  16,511
               12/17/07 Total                    1,090       1.93         1.97     36,144
               12/18/07
                                PURCHASE        19,741                    1.92     39,238
                                SALE            (8,455)      1.83                  14,973
               12/18/07 Total                   11,286       1.83         1.92     54,211
               12/19/07
                                PURCHASE        16,726                    2.07     33,848
                                SALE           (77,350)      1.85                 142,880


                                       5

                                                                                   TOTAL
                                                             AVG.       AVG.      COST OR
                                PURCHASE     NO. OF         SALES     PURCHASE     SALES
ACCOUNT TYPE   TRADE DATE       OR SALE      SHARES         PRICE      PRICE       PRICE
-----------------------------------------------------------------------------------------
               12/19/07 Total                  (60,624)      1.85         2.07    176,729
               12/20/07
                                PURCHASE         1,575                    1.92      2,994
                                SALE           (29,090)      1.92                  51,637
               12/20/07 Total                  (27,515)      1.92         1.92     54,631
               12/21/07
                                PURCHASE         6,375                    2.28     14,564
                                SALE           (12,160)      2.25                  27,392
               12/21/07 Total                   (5,785)      2.25         2.28     41,956
               12/24/07
                                PURCHASE         5,006                    2.01     10,147
                                SALE           (22,090)      2.04                  44,934
               12/24/07 Total                  (17,084)      2.04         2.01     55,081
               12/26/07
                                PURCHASE         1,295                    2.00      2,590
                                SALE            (6,320)      2.00                  12,530
               12/26/07 Total                   (5,025)      2.00         2.00     15,120
               12/27/07
                                PURCHASE         7,640                    2.00     15,295
                                SALE           (12,450)      1.94                  23,869
               12/27/07 Total                   (4,810)      1.94         2.00     39,164
               12/28/07
                                PURCHASE           885                    2.04      1,802
                                SALE           (37,815)      2.02                  74,198
               12/28/07 Total                  (36,930)      2.02         2.04     75,999
               12/31/07
                                PURCHASE        84,111                    1.94    142,309
                                SALE           (85,568)      1.76                 143,940
               12/31/07 Total                   (1,457)      1.76         1.94    286,249
               1/2/08
                                PURCHASE         7,486                    1.86     13,753
                                SALE            (9,025)      1.86                  16,518
               1/2/08 Total                     (1,539)      1.86         1.86     30,271
               1/3/08
                                PURCHASE         4,690                    1.90      8,677
                                SALE           (18,005)      1.87                  34,133
               1/3/08 Total                    (13,315)      1.87         1.90     42,810
               1/4/08
                                PURCHASE         4,135                    1.95      7,976
                                SALE           (2,780)       1.94                   5,263
               1/4/08 Total                      1,355       1.94         1.95     13,239
               1/7/08
                                PURCHASE         3,424                    1.87      6,335
               1/7/08 Total                      3,424                    1.87      6,335
               1/8/08
                                PURCHASE         9,601                    1.90     18,071
                                SALE            (5,110)      1.86                   9,592
               1/8/08 Total                      4,491       1.86         1.90     27,663
               1/9/08
                                PURCHASE         3,655                    1.58      5,688
                                SALE           (14,420)      1.50                  19,991
               1/9/08 Total                    (10,765)      1.50         1.58     25,679
               1/10/08
                                PURCHASE         8,376                    1.73     14,398
                                SALE            (2,670)      1.69                   4,576


                                       6


                                                                                   TOTAL
                                                             AVG.       AVG.      COST OR
                                PURCHASE     NO. OF         SALES     PURCHASE     SALES
ACCOUNT TYPE   TRADE DATE       OR SALE      SHARES         PRICE      PRICE       PRICE
-----------------------------------------------------------------------------------------
               1/10/08 Total                     5,706       1.69         1.73     18,974
               1/11/08
                                PURCHASE           735                    1.64      1,205
                                SALE            (4,905)      1.58                   7,725
               1/11/08 Total                    (4,170)      1.58         1.64      8,930
               1/14/08
                                PURCHASE         3,530                    1.58      5,576
                                SALE           (55,420)      1.52                  83,384
               1/14/08 Total                   (51,890)      1.52         1.58     88,961
               1/15/08
                                PURCHASE        22,515                    1.44     34,930
                                SALE            (3,870)      1.59                   6,184
               1/15/08 Total                    18,645       1.59         1.44     41,114
               1/16/08
                                PURCHASE         1,860                    1.77      3,290
                                SALE            (5,015)      1.76                   9,126
               1/16/08 Total                    (3,155)      1.76         1.77     12,416
               1/17/08
                                PURCHASE        12,310                    1.98     24,530
                                SALE              (860)      1.90                   1,620
               1/17/08 Total                    11,450       1.90         1.98     26,149
               1/18/08
                                PURCHASE         1,520                    2.00      3,024
                                SALE            (7,920)      1.98                  16,222
               1/18/08 Total                    (6,400)      1.98         2.00     19,246
               1/22/08
                                PURCHASE         3,642                    1.80      6,414
                                SALE            (2,555)      1.79                   4,470
               1/22/08 Total                     1,087       1.79         1.80     10,883
               1/23/08
                                PURCHASE        17,435                    1.65     29,266
                                SALE            (3,335)      1.59                   5,320
               1/23/08 Total                    14,100       1.59         1.65     34,587
               1/24/08
                                PURCHASE        14,384                    1.69     24,065
                                SALE            (1,350)      1.68                   2,224
               1/24/08 Total                    13,034       1.68         1.69     26,289
               1/25/08
                                PURCHASE        41,860                    1.89     79,434
                                SALE            (1,280)      1.82                   2,393
               1/25/08 Total                    40,580       1.82         1.89     81,827
               1/28/08
                                PURCHASE        18,955                    2.15     42,343
                                SALE            (1,395)      2.23                   3,089
               1/28/08 Total                    17,560       2.23         2.15     45,432
               1/29/08
                                PURCHASE        14,585                    2.12     30,893
                                SALE            (4,615)      2.09                   9,469
               1/29/08 Total                     9,970       2.09         2.12     40,362
               1/30/08
                                PURCHASE         7,138                    1.85     12,982
                                SALE          (215,305)      1.65                 365,507
               1/30/08 Total                  (208,167)      1.65         1.85    378,489
               1/31/08
                                PURCHASE        35,600                    1.55     53,942


                                       7


                                                                                   TOTAL
                                                             AVG.       AVG.      COST OR
                                PURCHASE     NO. OF         SALES     PURCHASE     SALES
ACCOUNT TYPE   TRADE DATE       OR SALE      SHARES         PRICE      PRICE       PRICE
-----------------------------------------------------------------------------------------
                                SALE          (165,552)      2.31                 244,881
               1/31/08 Total                  (129,952)      2.31         1.55    298,823
               2/1/08
                                PURCHASE        22,100                    1.29     29,392
                                SALE          (306,220)      2.16                 398,577
               2/1/08 Total                   (284,120)      2.16         1.29    427,970
               2/4/08
                                PURCHASE        37,598                    1.20     43,589
                                SALE          (142,350)      2.26                 169,304
               2/4/08 Total                   (104,752)      2.26         1.20    212,893
               2/5/08
                                PURCHASE        22,080                    1.03     23,044
                                SALE          (388,562)      1.88                 371,871
               2/5/08 Total                  (366,482)       1.88         1.03    394,914
               2/6/08
                                PURCHASE        50,785                    0.98     49,308
                                SALE            (8,700)      0.98                   8,527
               2/6/08 Total                     42,085       0.98         0.98     57,835
               2/7/08
                                PURCHASE        54,554                    1.22     63,264
                                SALE               (30)      1.26                      38
               2/7/08 Total                     54,524       1.26         1.22  $  63,302


                                        8